Tabcorp

RECEIVED
2007 SEP 19 A 6:55

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

6 September 2007

SUPPL

07026751

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Appointment of Elmer Funke Kupper as Director

Following the receipt of all necessary regulatory approvals, Elmer Funke Kupper has now been appointed as a Director of Tabcorp Holdings Limited.

Mr Funke Kupper is the Managing Director and Chief Executive Officer of Tabcorp.

Attached is the Appendix 3X - Initial Director's Interest Notice for Mr Funke Kupper.

For further information regarding Mr Funke Kupper's appointment as Managing Director and Chief Executive Officer, refer to Tabcorp's announcement of 13 July 2007.

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

9/19

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited (**Tabcorp**)
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Elmer Funke Kupper
Date of appointment	6 September 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
38,800 Tabcorp ordinary shares. 58,200 Ordinary Shares issued pursuant to Tabcorp's Deferred Share Plan as described in the 2003 Notice of Annual General Meeting. 236,126 Performance Options pursuant to Tabcorp's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting. 15,000 Share Rights pursuant to Tabcorp's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting. Mr Funke Kupper acquired these securities as a Tabcorp executive, prior to his appointment as a Director.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

END